FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 9, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:  October 9, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

For Immediate Release

Norsat International Inc. Signs Distribution Agreement with C2SAT

Vancouver, BC – October 9, 2009 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF) a leading provider of intelligent satellite solutions, announced today that it has signed a non-exclusive agreement for distribution, installation and service of C2SAT’s (NGM Stock Exchange, C2ST) products. Sweden-based C2SAT manufactures stabilised antenna systems, and adds to Norsat’s stable of turn-key solutions for maritime communications systems.

“We welcome the cooperation with Norsat. Norsat supplies installation and support with global coverage and this cooperation enables us to significantly expand our market reach and is in line with C2SAT´s strategy to cooperate with established solution providers and system integrators. Furthermore teaming up with Norsat secures the availability of competent service engineers, trained on C2SAT’s products,” said Fredrik Nygren, CEO of C2SAT.

Dr. Amiee Chan, CEO & President of Norsat International stated, “As we grow our new business vertical in the maritime industry, it is important to align ourselves with high quality products required to meet customer’s needs. The C2SAT system has proven itself with excellent satellite communication during dynamic conditions, both for commercial and military use. The agreement provides us with reliable antennas which significantly increase the level of service to our current and future customers.”

About C2SAT

Headquartered in Solna, Sweden, with a subsidiary in Singapore, and a BSO in Shanghai, China, C2SAT develops, manufactures and supplies innovative stabilised VSAT antenna systems that provide vessels in motion with on-line two-way satellite broadband communication. The system is protected by a series of global patents. C2SAT holding AB (publ.) is listed on the NGM Stock Exchange with the ticker C2ST and with Mangold as market maker. C2SAT is a registered trademark. (www.C2SAT.com)

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three and six months ended June 30, 2009, and the Management Discussion and Analysis for the three and six months ended June 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

For further information, please contact:

C2SAT

Fredrik Nygren, CEO

Tel: +46 8 748 01 40

Dalvägen 16, SE-169 56 Solna, Sweden

fredrik.nygren@C2SAT.se

Norsat International Inc.

In Canada:

Dr. Amiee Chan, 604-821-2808

Caren Holtby

President & CEO

Investor Relations

achan@norsat.com

choltby@norsat.com

or

Eugene Syho, 604-821-2838

In the U.S.:

Chief Financial Officer

Adam P. Lowensteiner

esyho@norsat.com

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com

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